UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-42393

Aduro Clean Technologies Inc.

(Translation of registrant's name into English)

542 Newbold Street, London, Ontario  N6E 2S5, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [  ]  Form 40-F  [X]

INCORPORATION BY REFERENCE

Exhibits 99.4 and 99.5 to this report on Form 6-K are hereby incorporated by reference as Exhibits to the Registration Statement on Form F-10 of Aduro Clean Technologies Inc. (File No. 333-292023), as amended and supplemented.

SUBMITTED HEREWITH

EXHIBIT

99.1	News release dated June 10, 2026

99.2	Material Change Report dated June 10, 2026

99.3	Underwriting Agreement dated June 10, 2026

99.4	Consent of Cozen O'Connor LLP dated June 10, 2026

99.5	Offering Document Under the Listed Issuer Financing Exemption

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aduro Clean Technologies Inc.

/s/ Mena Beshay
Mena Beshay, Chief Financial Officer
Date: June 10, 2026